                                 EXHIBIT 4.1.1


                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                          c/o Prudential Capital Group
                              Four Gateway Center
                              100 Mulberry Street
                           Newark, New Jersey  07102

                                 July 21, 1994


HAVERTY FURNITURE COMPANY
866 West Peachtree Street, N.W.
Atlanta, Georgia  30308

   Attention:  Mr. Dennis L. Fink
           Chief Financial Officer

Ladies and Gentlemen:

    This letter is to amend the Note Agreement between Haverty Furniture Companies (the "Company") and The Prudential Insurance Company of America ("Prudential"), dated December 29, 1993, as previously amended, (the "Note Agreement"). Capitalized terms used herein without definitions have the meanings ascribed to such terms in the Note Agreement.

    Pursuant to paragraph 12C of the Note Agreement, Prudential and the Company hereby agree that, effective as of March 31, 1994, the definitions of "Operating Lease Rentals" and "Retained Receivables Amount" set forth in paragraph 11B of the Note Agreement are hereby amended and restated as follows:

         "Operating Lease Rentals" shall mean, as at the date of determination, all fixed rents or charges (including as such all payments which the lessee is obligated to make on termination of the lease or surrender of the property) payable by the Company and its Subsidiaries (as lessee, sublessee, license, franchisee or the like) under all leases, licenses, or other agreements for the use or possession of real or personal property, tangible or intangible (except Capitalized Lease Obligations) having a term of more than one year (whether as an initial term or any extension or renewal thereof and including options to renew or extend any term, whether or not exercised), during the last four consecutive fiscal quarters, all as determined in accordance with generally accepted accounting principles.

         "Retained Receivables Amount" shall mean, at any date of determination, the aggregate amount of all outstanding customer accounts and notes receivable, including installment contracts, of the Company and all Subsidiaries which under generally accepted account principles are shown on the balance sheet as an asset, less (without duplication):

         (i) the greater of (a) or (b), where:

                 (a) is the amount of payments on such outstanding customer accounts and notes receivable which are 61 days or more past due, and

                 (b) is an adequate reserve, or allowance for doubtful accounts, as determined in accordance with generally accepted principles, pertaining to the aggregate amount of all such outstanding customer accounts and notes receivable, and

         (ii) the amount of such outstanding customer accounts and notes receivables sold, pledged, contributed or subject to a Lien in connection with any Receivables Financing.

Haverty Furniture Companies
July 21, 1994
Page 2




    The terms and conditions of the Note Agreement as amended hereby are and shall remain in full force and effect.

    If you agree with the foregoing, please sign the enclosed counterparts of this letter and return them to Prudential, at which time this letter shall become a binding agreement between the Company and Prudential.

                                                    Very truly yours,

                                                    THE PRUDENTIAL INSURANCE
                                                    COMPANY OF AMERICA



                                                    By: /s/ Thomas Cecka
                                                        ----------------
                                                        Vice President


The foregoing is agreed to
and accepted as the date
first above written.

HAVERTY FURNITURE COMPANIES


By:  /s/  Dennis L. Fink
    ---------------------------
    Senior Vice President
    and Chief Financial Officer